                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                                Amendment No. 12

                            Parker Drilling Company
                                (Name of Issuer)

                        Common Stock $.16-2/3 par value
                         (Title of Class of Securities)

                                   701081 101
                                  CUSIP Number

Check the following box if a fee is being paid with this Statement  { }

CUSIP No.        701081 101

1)    Names of reporting persons and SS Nos.:
      Catherine M. Parker               ###-##-####

2)    Check the appropriate box if a Member of a Group:

                 (a)   X      (b)

3)    SEC Use Only:

4)    Citizenship:     United States

                     5.   Sole Voting Power       67,200

Number of Shares     6.   Shared Voting Power       3,911,436
Beneficially Owned
By Each Reporting    7.   Sole Dispositive Power      67,200
Person With:
                     8.   Shared Dispositive Power      3,911,436

9)    Aggregate Amount Beneficially Owned by Each Reporting Person:
               3,978,636

10)   Check if the Aggregate Amount in Row 9 Excludes Certain Shares:

                     ____________

11)   Percent of Class Represented by Amount in Row 9:   7.2

12)   Type of Reporting Person:         IN

                                  Item 1 (a)

Name of Issuer:           Parker Drilling Company

                                  Item 1 (b)

Address of Issuer's Principal Executive Offices:

                          Eight East Third Street
                          Tulsa, Oklahoma 74103

                                  Item 2 (a)

Name of Person Filing:

                          Catherine M. Parker

                                  Item 2 (b)

Address of Principal Business Office:

                          Eight East Third Street
                          Tulsa, Oklahoma 74103

                                  Item 2 (c)

Citizenship:              United States

                                  Item 2 (d)

Title of Class of Securities:

                          Common Stock $.16-2/3 par value

                                  Item 2 (e)

CUSIP Number:             701081 101

                                  Item 3

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                                  Not applicable

                                  Item 4

Ownership:

           (a)   Amount Beneficially Owned:   3,978,636 shares

           (b)   Percent of Class:   7.2%

           (c)   Number of Shares as to Which Such Person Has:

                 (i)     sole power to vote or direct the vote:

                              67,200

                 (ii)    shared power to vote or direct the vote:

                            3,911,436

                 (iii)   sole power to dispose or to direct the
                         disposition of:

                            67,200

                 (iv) shared power to dispose or to direct the disposition of:

                            3,911,436

                                  Item 5

Ownership of Five Percent or Less of a Class:

          This statement is not being filed to report a cessation of beneficial ownership of 5% or more of the class.

                                  Item 6

Ownership of More than Five Percent on Behalf of Another Person:

Other persons known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, and who are known to own more than five percent of the class are as follows:

      Robert L. Parker, my co-trustee of the 3,911,436 shares in which beneficial ownership is claimed herein.

                                  Item 7

Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on by the Parent Holding
Company:

                          Not Applicable

                                  Item 8

Identification and Classification of Members of Group:

Robert L. Parker and Catherine Mae Parker, as Co-Trustees of the Robert L. Parker Trust, share voting and dispositive control of the shares held by the Trust and thus may be considered to be a Group pursuant to Rule 13d-5(b)(1). This filing is made pursuant to the Rule 13d-1(c).

                                  Item 9

Notice of dissolution of Group:

                          Not Applicable

                                  Item 10

Certification:            Not Applicable


Signature   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                         December 31, 1993
                         Dated


                         _________________
                         Signature


                         Catherine M. Parker
                         Name


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (See 18 U.S.C. 1001).